

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4631**

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Albert G. Grigonis
Vice President, General Counsel and Corporate Secretary
Fuel Tech, Inc.
27601 Bella Vista Parkway
Warrenville, IL  60555

      **RE:    Fuel Tech, Inc.**
                **Form 8-K Item 4.01 filed July 15, 2010**
                **Form 8-K/A Item 4.01 filed July 22, 2010**
                **File #1-33059**

Dear Mr. Grigonis:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeffrey Gordon
                Staff Accountant